genius

AI Treasury
The AGI Infinity Portfolio

Investing in our Exponential Future

$20M Phase 1 | Three-Phase $100 Million Strategy | Path to $800 Million by 2030

Investor Call | June 4, 2026

NYSE American: GNS

Forward Looking Statements

*This presentation is a summary of the Company's **AI Treasury White Paper** dated June 2026. For full disclosures, risk factors, valuation methodology and detailed analysis, please refer to the White Paper and all Company SEC filings available at ir.geniusgroup.net.*

Forward Looking Statements

Statements made in this presentation and the underlying White Paper include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, identified by words such as "plan," "will," "expect," "anticipate," "intend," "believe," or comparable terminology.

Such statements are inherently subject to risks, trends and uncertainties, many of which the Company cannot predict and may not even anticipate. Actual results may differ materially from those projected. Readers are advised to consider the Risk Factors in the Company's Form 20-F and the relevant section of the White Paper. The Company assumes no obligation to update these statements.

Industry Data and IPO Forecasts

Industry, market and economic data, forecasts and estimates are derived from third-party sources including McKinsey & Company, Goldman Sachs, Morgan Stanley, the World Economic Forum, IDC, KPMG, PitchBook, Renaissance Capital, Reuters, Bloomberg and The Information. While believed reliable, these have not been independently verified by the Company.

Forecast IPO dates and valuation ranges for SpaceX, Anthropic, OpenAI, Databricks, Figure AI, Stripe and other named companies are taken from public third-party reporting. They do not constitute representations by the Company or by the issuers named. Look-through computations and pro-forma allocations are illustrative only and based on assumptions stated in the Company's White Paper.

The Company cannot guarantee that it will be able to make investments in all entities named and even if investments are made, the Company cannot guarantee upon which terms, including, but not limited to, timing, quantity or price.

Risk Factors

*This presentation is a summary of the Company's **AI Treasury White Paper** dated June 2026. The following risks are non-exhaustive; readers should also refer to the the White Paper, the Risk Factors section of the Company's Form 20-F, and all Company SEC filings available at ir.geniusgroup.net.*

1. Concentration Risk

Allocating up to 40% of total assets to AI-focused funds and direct holdings creates significant concentration; sector-specific downturns may materially harm overall financial results and investor confidence.

2. Market and Volatility Risk

AI and tech stocks are highly volatile due to hype cycles, competition and macro factors; an 'AI bubble' burst or slowdown in adoption could lead to substantial losses.

3. Liquidity Risk

Pre-IPO holdings are illiquid with lock-ups and limited secondary markets; funds may face redemption pressure or inability to exit at favourable prices.

4. Valuation Uncertainty

Pre-IPO valuations rely on subjective models and infrequent transactions, often leading to over- or under-valuation; mark-to-market adjustments may cause earnings volatility.

5. Risk of Total Loss

Pre-IPO companies have high failure rates due to competition, execution risks and funding gaps; certain investments may result in complete loss of capital.

6. Regulatory and Legal Risk

Emerging AI regulations (ethics, data privacy, IP, national security), private-placement rules, antitrust and export controls could impact portfolio companies and valuations.

7. Fund Manager Risk

Reliance on third-party funds introduces risks from manager performance, strategy changes, fees, conflicts of interest and operational failures, with limited control over underlying holdings.

8. Information Asymmetry

Pre-IPO companies provide less frequent or detailed disclosures than public firms; due diligence relies on potentially incomplete or optimistic information from fund managers.

9. Macroeconomic Risk

Tech/AI investments are sensitive to economic slowdowns, rising interest rates and reduced venture funding, which may delay IPOs or lower valuations.

10. Operational and Cyber Risk

Portfolio companies face AI-model failures, data breaches, IP disputes and dependencies on key talent and infrastructure, which could propagate to the Company.

11. Accounting and Perception Risk

Unrealized gains, losses or impairments may cause earnings volatility; the strategy may be perceived as speculative, affecting cost of capital and GNS stock valuation.

12. Opportunity Cost and Execution Risk

Capital tied up in these investments may limit other uses (core business, dividends, buybacks); poor selection or timing could underperform broader markets.

For risks related to the Bitcoin Treasury, please refer to the Company's prior filings with the SEC, including its Form 20-F.

Executive Summary

Genius Group has launched its $800M AI Treasury, with a Phase 1 target to deploy $20M into the leading frontier-AI companies commencing with investments via three SEC-registered closed-end funds.

$20M Phase 1 Deployment

Allocate in Pre-IPO and listed Frontier AI Companies commencing with three SEC-registered closed-end interval fund.

44% Named Pre-IPO Look-Through

Targeted 44% of Phase 1 maps directly to SpaceX, Anthropic, OpenAI, Databricks, xAI, Anduril, Shield AI, Neuralink, Replit, Figure AI and other Pre-IPO companies.

$3.6 Trillion + IPO Calendar 2026-2027

The largest IPO window in history, anchored by SpaceX (H1 2026), Anthropic and OpenAI (2026 / 2027). Target 2.6x-3.3x uplift on Phase 1 entry mark.

Three Phases to $100M by Q1 2027

Phase 1 Pre-IPO ($20M, Mo. 1-2); Phase 2 infrastructure ($30M, Mo. 3-5); Phase 3 second-order ($50M, Mo. 6-8).

Five-Year Roadmap to $800M

AGI Infinity Portfolio targeted to scale from $100M in 2026 to $800M by 2030, with operating assets compounding at 20% YoY and Bitcoin Treasury growth.

The Exponential Decade

Widely recognized AI voices converge on the same timeline: We are at the dawn of Artificial General Intelligence.

Sam Altman OpenAI

"It is possible we will have superintelligence in a few thousand days. It may take longer, but I am confident we'll get there."

Sept 2024

Dario Amodei Anthropic

"Powerful AI could arrive as early as 2026. A model smarter than a Nobel Prize winner across most fields, that can do anything humans can do remotely."

Oct 2024

Demis Hassabis DeepMind

"We are getting closer to AGI. I think this decade is when we will see it. The next few years are going to be extremely consequential."

2024-2025

Elon Musk xAI / Tesla / SpaceX

"Digital superintelligence will likely arrive in 2026, and almost certainly by 2027 or 2028. AI will be smarter than the smartest human."

2024-2025

Leopold Aschenbrenner ex-OpenAI

"It is strikingly plausible that by 2027 models will be able to do the work of an AI researcher or engineer."

June 2024

What This Means

If AGI arrives between 2026 and 2028, the companies that own the build-out (frontier labs, compute, power, robotics) are about to compound at rates *which we believe may be* without modern precedent. The window to harness this *potentially* historic moment is open right now.

Market Sizing: $11-14T by 2030

Five exponential technology markets are converging on a potential $11-14 trillion addressable opportunity by 2030.


$1.75T
$1.8T
$4.4T
$5.0T
$6.7T
Semiconductors
$1.75T (IDC)
Space Economy
$1.8T (WEF)
AI Software
$4.4T (McKinsey)
Humanoid Robotics
$5T (Goldman)
Compute Infra.
$6.7T (McKinsey)

Why This Matters

- Five technologies, all exponential, all compounding through 2030.
- Combined: more than $11 trillion of new annual market value.
- Compute is the rate-limiter, and the highest-growth at +35% CAGR.
- Each exponential technology are inter-related and scale in series.

Source: IDC, WEF, McKinsey, Goldman Sachs / Morgan Stanley

Repricing Opportunity

GNS currently trades at 0.3x price to total assets while comparable AI holding companies trade at 2.0x to 9.0x; the FY2026 balance-sheet plan widens the gap and may create the rerating opportunity.



Existing assets
Genius City
Jewel Bank
AGI Infinity Portfolio
USD millions
300
250
200
150
100
50
0
$137M total assets
NAV $97M
$137M Existing
$280M total assets
NAV $240M
$100M AGI Infinity Portfolio
$20M Jewel Bank
$23M Genius City
$137M Existing
Current GNS market cap $42M
FY2025 Actual
FY2026 Proposed

Market Cap $42M based on Share Price on May 29, 2026. $20M capital value of Jewel Bank and $23M capital value based on Company forecast.

0.3x
Current GNS price to total assets

Market cap of $42M vs $137M of FY2025 total assets

0.18x
Forecast price to FY2026 NAV

Discount widens further as treasury assets are recognized

2.0x - 9.0x
Multiples of comparable AI holdings

Destiny Tech100 trades at approx 2.0x NAV. Fundrise Innov Fund trades at approx 9.0x NAV

Why 2026 Is the Inflection Point

Three converging market signals the unique institutional window now own to invest in pre-IPO Frontier AI companies.

Frontier-Lab Growth

Anthropic ARR: $1B (Dec 2024) → $3B (May 2025) → $47B run-rate (May 2026)

OpenAI ARR: $5.5B (Dec 2024) → $10B (Jun 2025) → $20B+ (FY 2025)

Growth without modern precedent in any technology cycle.

+5x to +7x ARR growth

** ARR figures as reported by Reuters*

Q1 2026 Capital Flood

KPMG reports $200B+ AI funding in Q1 2026 - the largest single quarter on record.

High retail demand for access to private technology companies such as OpenAI, Anthropic and SpaceX before their IPOs.

$200B+ in Q1 2026

** High retail demand as reported by Marketwatch*

May 2026 Secondary Shutdown

On May 12–13, 2026, Anthropic and OpenAI moved to invalidate unauthorized exposure through SPVs, tokenized securities and third-party access platforms

Retail access closing

** May actions as reported by CoinDesk*

The Dual-Treasury Strategy

Two long-duration reserve assets: Bitcoin Treasury and AI Treasury – Intelligence Abundance x Digital Scarcity.

Pillar 1: Genius Bitcoin Treasury

Adopted November 2024 — the digital monetary reserve

- Strategic Bitcoin reserve to be held on balance sheet
- Hedge against monetary debasement and dollar volatility
- Currently awaiting Q4 2026 prior to repurchasing Bitcoin
- Inspired by the Saylor reserve playbook at MicroStrategy

Pillar 2: Genius AI Treasury

Authorized May 2026 — the AGI Infinity Portfolio

- Direct exposure to leading frontier-AI companies
- Pre-IPO and public-stack overlay across three phases
- Long-duration thesis: own the 2026-2030 IPO cycle
- Inspired by the SoftBank Vision Fund template at scale

Phase 1: $20M Across Three Funds

Phase 1 plan to deploy $20M, commencing with three SEC-registered closed-end interval funds in a 40/40/20 weighting that captures the broadest pre-IPO exposure (subject to change and circumstances).*


Fundrise Innovation Fund
$4M (20%)
ARK Venture Fund
$8M (40%)
$20M
Phase 1
Deployment
Destiny Tech100
$8M (40%)

ARK Venture Fund (NYSE: ARKVX) - $8M (40%)

Broad pre-IPO; 45 underlying positions; at-NAV entry. Largest dollar position in our allocation.

Destiny Tech100 (NYSE: DXYZ) - $8M (40%)

NYSE-listed; high concentration in Anthropic, SpaceX, OpenAI (>35% of NAV).

Fundrise Innovation Fund (NYSE: VCX) - $4M (20%)

NYSE-listed; high-conviction direct primary + SPV co-investments.

** The 40/40/20 weighting is illustrative and subject to change based on prevailing market conditions, relative price-to-NAV across the three funds, fund liquidity windows, available capital, new investment opportunities and other Board-approved investment parameters set out in the AI Treasury White Paper. Actual amounts deployed in any phase may differ from those shown.*

Look-Through: Top 10 Pre-IPO AI Companies

Illustrative look-through to ten frontier-AI private companies, computed as each fund's most recently disclosed NAV weighting multiplied by the planned $20M Phase 1 dollar allocation. Weightings are variable and will change as fund holdings change. See footnote below for fund-filing sources.*


SpaceX
10.7% | $2.14M
Anthropic
10.5% | $2.10M
OpenAI
8.4% | $1.68M
Databricks
4.4% | $0.88M
xAI
2.8% | $0.56M
Anduril
2.5% | $0.50M
Shield AI
1.9% | $0.38M
Neuralink
1.0% | $0.20M
Figure AI
0.9% | $0.18M
Replit
0.8% | $0.16M

$8.78M

Illustrative named look-through

43.9%

Of planned $20M Phase 1

Variable

Weightings change with fund disclosures

Illustrative

Not a representation by GNS or any fund

*** Source: Look-Through holdings based on latest filings of ARK Venture Fund, Destiny Tech100, Fundrise Innovation Fund.** *Actual look-through holdings are subject to ongoing change. Figures are illustrative only and do not constitute representations or forecasts by the Company or any of the named companies.*

Three Phases to $100M

Three aspirational phases over eight months: $20M into AI frontier companies commencing with SEC-registered pre-IPO funds, $30M into direct public-company investments in infrastructure, $50M into direct public-company investments in second-order beneficiaries plus conditional top-ups (subject to change).*



Phase 1
Pre-IPO Funds
$20M | Months 1-2
Phase 2
Infrastructure
$30M | Months 3-5
Phase 3
Second-Order
+ Top-Ups
$50M | Months 6-8

Phase 1 Pre-IPO Funds

Three SEC-registered closed-end interval funds (ARK Venture Fund, Destiny Tech100, Fundrise Innovation Fund). 40/40/20 weighting illustrative; specific allocations variable.

Phase 2 Infrastructure

Direct investments in NYSE / Nasdaq-listed public companies: power generation, compute (neoclouds), semiconductors and hyperscalers. Specific issuers and weightings variable.

Phase 3 Second-Order

Direct investments in NYSE / Nasdaq-listed public companies: robotics, broader semiconductors, enterprise AI; plus conditional top-ups across Phase 1-2. Variable.

** Phase 2 and Phase 3 dollar amounts, sector allocations and specific issuer selections are **aspirational targets** and subject to change based on prevailing market conditions, capital availability, valuation discipline and the Board-approved investment parameters set out in the AI Treasury White Paper.*

Five-Year Roadmap: $280M to $2B

Aspirational five-year balance-sheet plan: total assets growing from $280M to $2B; operating assets targeted to compound at +20% YoY from a $180M base; AGI Infinity Portfolio held at approximately 40% of total assets within SEC 40% Rule headroom; Bitcoin Treasury fills the balance (subject to change).*

Five-year balance-sheet roadmap: $280M to $2B (Portfolio held at ~40% of total assets)



Operating Assets (+20%/yr)
AGI Infinity Portfolio (~40% of TA)
Bitcoin Treasury (balance)
$280M
$100M
$180M
Portfolio: 36%
2026
$500M
$84M
$200M
$216M
Portfolio: 40%
2027
$1.0B
$341M
$400M
$259M
Portfolio: 40%
2028
$1.5B
$589M
$600M
$311M
Portfolio: 40%
2029
$2.0B
$827M
$800M
$373M
Portfolio: 40%
2030

2026 $280M total. Operating $180M + AGI Portfolio $100M (36% of TA).

2027 $500M total. Operating $216M + AGI Portfolio $200M (40%) + BTC $84M.

2028 $1.0B total. Operating $259M + AGI Portfolio $400M (40%) + BTC $341M.

2029 $1.5B total. Operating $311M + AGI Portfolio $600M (40%) + BTC $589M.

2030 $2.0B total. Operating $373M + AGI Portfolio $800M (40%) + BTC $827M.

** Pro-forma projections. +20% YoY operating-asset target based on Company's historical trajectory and Board-approved 5-year plan; AGI Infinity Portfolio held at ~40% of total assets per the SEC 40% Rule (Section 3(a)(1)(C) Investment Company Act of 1940); Bitcoin Treasury growth per the Board-approved BTC reserve plan. All targets are aspirational and subject to change based on market conditions, capital availability, regulatory developments and Board approval; actual results may differ materially.*

Governance & 40% Rule Compliance

A three-tier governance structure with weekly 40% Rule headroom testing keeps the strategy compliant with the Investment Company Act of 1940.

Board of Directors

Approves phase envelopes, single-issuer caps, premium-to-NAV bands, and Phase 1-3 deployment.

CEO Discretion

Operates within Board-approved envelopes. Allocates to specific funds, vehicles and tranches.

Audit Committee

Monthly look-through review.
40% Rule headroom test.
Quarterly external valuation.
Quarterly investor letter.

1940 Act Section 3(a)(1)(C): The 40% Rule Framework

The Investment Company Act of 1940 requires public issuers whose investment securities exceed 40% of total assets to register as investment companies.

Our framework: Weekly headroom test with a 10-percentage-point buffer. Pre-approved CFO-triggered cure mechanism. Phase deployment paced against operating-business growth so the treasury remains within the 40% Rule headroom.

Why Invest in Genius

Six structural advantages, packaged in a single NYSE-listed equity.

Operating Company + Treasury

Genius is an operating business: 6M+ users, education + AI platform, multi-line revenue, with a treasury overlay - unlike dedicated pre-IPO funds.

Multi-Fund Flexibility

Deploys across multiple funds and vehicles at varying weights. Rebalances by premium-to-NAV, redemption windows and round-allocation.

Singapore Domicile

Singapore territorial tax system: no general capital gains tax on equity (subject to facts and advice), no withholding on capital appreciation.

Bitcoin Treasury

Second uncorrelated pillar: strategic Bitcoin reserve held on balance sheet, with conviction-led DCA through the halving cycle.

Jewel Bank + Stablecoin

Strategic stake in Bermuda's only dual-licensed digital bank. JUSD stablecoin infrastructure, GENIUS Act-compliant.

Public Equity Access

We believe GNS is the first NYSE American-listed equity offering this combination: A publicly traded AI Treasury company.

Investing in Our Exponential Future

NYSE American: GNS

Thank you for your interest in Genius Group.

Investor Relations:	investor@geniusgroup.ai
Corporate Website:	geniusgroup.net
IR Website / White Paper:	ir.geniusgroup.net
SEC Filings:	sec.gov (search: Genius Group Limited)